Talisman Energy Receives Shareholder Approval for Acquisition by Repsol

CALGARY, Alberta – February 18, 2015 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) announced today that the holders of its Common Shares and Preferred Shares have approved the proposed arrangement under which Repsol S.A., through a wholly-owned subsidiary, is to acquire all of the outstanding shares of Talisman. Of the votes cast, over 99% of holders of each class of shares voted in favour of the agreement at the special meeting of shareholders held earlier today.

The completion of the arrangement remains subject to the granting of a final order by the Court of Queen's Bench of Alberta, the receipt of required regulatory approvals and the satisfaction or waiver of other customary closing conditions. It is anticipated that the completion of the transaction will occur in the second quarter of 2015 and all regulatory approvals are on track.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:
Brent Anderson                                                                                            Lyle McLeod
Manager, Corporate Communications                                                                       Vice-President, Investor Relations
Phone:                      403-237-1912                                                                             Phone: 403-767-5732
Email: tlm@talisman-energy.com                                                                                  Email: tlm@talisman-energy.com

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